Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2024

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended March 31,
	2024	2023
Revenue	€64,412	€70,475
Revenue from related party	37,018	40,561
Total revenue	101,430	111,036

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	3,027	3,163
Selling and marketing, including related party (1)(3)	88,836	70,066
Technology and content, including related party (1)(2)(3)	12,544	12,461
General and administrative, including related party (1)(3)	8,559	10,553
Amortization of intangible assets (2)	23	33
Operating income/(loss)	(11,559)	14,760

Other income/(expense)
Interest expense	(5)	(3)
Interest income	869	960
Other, net	(23)	(157)
Total other income, net	841	800

Income/(loss) before income taxes	(10,718)	15,560
Expense/(benefit) for income taxes	(2,381)	5,536
Income/(loss) before equity method investment	(8,337)	10,024
Loss from equity method investment	(47)	(136)
Net income/(loss)	€(8,384)	€9,888

Earnings per share available to common stockholders:
Basic	€(0.02)	€0.03
Diluted	(0.02)	0.03
Shares used in computing earnings per share:
Basic	348,824	342,228
Diluted	348,824	352,679

	Three months ended March 31,
	2024	2023
(1) Includes share-based compensation as follows:
Cost of revenue	€25	€33
Selling and marketing	105	60
Technology and content	309	314
General and administrative	835	2,224

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	799	763
Amortization of acquired technology included in amortization of intangible assets	23	33

(3) Includes related party expense as follows:
Selling and marketing	€9	€12
Technology and content	340	402
General and administrative	19	24
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive income/(loss)
(€ thousands, unaudited)

	Three months ended March 31,
	2024	2023
Net income/(loss)	€(8,384)	€9,888
Other comprehensive income/(loss):
Currency translation adjustments	157	(2)
Total other comprehensive income/(loss)	157	(2)
Comprehensive income/(loss)	€(8,227)	€9,886
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of March 31, 2024	As of December 31, 2023
Current assets:
Cash and cash equivalents	€119,742	€101,847
Restricted cash	342	342
Accounts receivable, net of allowance for credit losses of €970 and €936 at March 31, 2024 and December 31, 2023, respectively	28,174	23,613
Accounts receivable, related party	25,835	19,094
Short-term investments	—	25,225
Tax receivable	2,924	6,774
Prepaid expenses and other current assets	9,199	11,032
Total current assets	186,216	187,927

Property and equipment, net	9,580	10,079
Operating lease right-of-use assets	41,678	42,273
Investments and other assets	9,093	9,176
Intangible assets, net	75,345	75,614
TOTAL ASSETS	€321,912	€325,069

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€27,378	€17,930
Income taxes payable	125	2,087
Deferred revenue	1,105	1,176
Payroll liabilities	2,717	2,619
Accrued expenses and other current liabilities	10,103	9,874
Operating lease liability	2,320	2,301
Total current liabilities	43,748	35,987

Operating lease liability	37,846	38,434
Deferred income taxes	24,114	26,549
Other long-term liabilities	9,011	9,075

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 111,614,245 and 110,919,270 shares issued and outstanding at March 31, 2024 and December 31, 2023, respectively	6,697	6,655
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 237,476,895 and 237,476,895 shares issued and outstanding at March 31, 2024 and December 31, 2023, respectively	142,486	142,486
Reserves	681,687	681,333
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	232	75
Accumulated deficit	(746,216)	(737,832)
Total stockholders' equity	207,193	215,024
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€321,912	€325,069
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended March 31, 2024	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2024	€6,655	€142,486	€—	€681,333	€(737,832)	€75	€122,307	€215,024
Net loss					(8,384)			(8,384)
Other comprehensive income (net of tax)						157		157
Share-based compensation expense				1,048				1,048
Issuance of common stock related to exercise of options and vesting of RSUs	42			(42)				—
Withholdings on net share settlements of equity awards				(652)				(652)
Balance at March 31, 2024	€6,697	€142,486	€—	€681,687	€(746,216)	€232	€122,307	€207,193

Three months ended March 31, 2023	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2023	€7,458	€142,486	€(19,960)	€863,987	€(554,596)	€54	€122,307	€561,736
Net income					9,888			9,888
Other comprehensive loss (net of tax)						(2)		(2)
Share-based compensation expense				2,631				2,631
Issuance of common stock related to exercise of options and vesting of RSUs	47			(23)				24
Withholdings on net share settlements of equity awards				(33)				(33)
Balance at March 31, 2023	€7,505	€142,486	€(19,960)	€866,562	€(544,708)	€52	€122,307	€574,244
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See accompanying notes.

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended March 31,
	2024	2023
Operating activities:
Net income/(loss)	€(8,384)	€9,888
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	1,102	1,139
Share-based compensation	1,274	2,631
Deferred income taxes	(2,435)	(726)
Other, net	(14)	1,123
Changes in operating assets and liabilities:
Accounts receivable, including related party	(11,364)	(5,753)
Prepaid expenses and other assets	2,204	1,119
Accounts payable	9,517	(51)
Taxes payable/receivable, net	1,888	(6,607)
Other changes in operating assets and liabilities, net	(387)	1,497
Net cash provided by/(used in) operating activities	(6,599)	4,260

Investing activities:
Proceeds from sales and maturities of investments	25,225	5,000
Capital expenditures, including internal-use software and website development	(581)	(750)
Other investing activities, net	—	1
Net cash provided by investing activities	24,644	4,251

Financing activities:
Proceeds from exercise of option awards	—	24
Payment of withholding taxes on net share settlements of equity awards	(347)	—
Other financing activities, net	(18)	(13)
Net cash provided by/(used in) financing activities	(365)	11

Effect of exchange rate changes on cash	215	(360)
Net increase in cash, cash equivalents and restricted cash	17,895	8,162
Cash, cash equivalents and restricted cash at beginning of the period	102,189	248,926
Cash, cash equivalents and restricted cash at end of the period	€120,084	€257,088

Supplemental cash flow information:
Cash received for interest	782	816
Cash paid for taxes, net of (refunds)	(1,845)	12,678
We have reclassified certain amounts related to our prior period results to conform to current period presentation. See accompanying notes.

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. We also offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of March 31, 2024, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.9% and 84.1%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2023 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2023, previously filed with the Securities and Exchange Commission (“SEC”).
Certain amounts previously reported in the unaudited condensed consolidated financial statements have been reclassified in the accompanying unaudited condensed consolidated financial statements to conform to the current period's presentation, primarily to condense the presentation of operating, investing, and financing activities in the unaudited condensed consolidated statement of cash flows. Additionally, withholdings as a result of net share settlements of equity awards is separately presented as it was previously presented within issuance of common stock related to exercise of options and vesting of RSUs on the unaudited condensed consolidated statement of changes in equity.
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on Advertising Spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of indefinite-lived intangible assets, income taxes, and share-based compensation.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three months ended March 31, 2024 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2023, except as updated below.
Recent accounting pronouncements not yet adopted
Segment Reporting. In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for fiscal periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Income Taxes. In December 2023, the FASB issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal periods beginning after December 15, 2024. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 36% of total revenues for the three months ended March 31, 2024, compared to 37% in the same period in 2023. Expedia Group and its affiliates represents 48% and 45% of total accounts receivable as of March 31, 2024 and December 31, 2023, respectively.

Booking Holdings and its affiliates represent 39% of total revenues for the three months ended March 31, 2024, compared to 42% in the same period in 2023. Booking Holdings and its affiliates represent 25% of total accounts receivable as of March 31, 2024 and December 31, 2023.
Deferred revenue
As of December 31, 2023, the deferred revenue balance was €1.2 million, €0.5 million of which was recognized as revenue during the three months ended March 31, 2024.
Foreign currency transaction gains and losses
We record gains and losses in our unaudited condensed consolidated statements of operations related to the recurring remeasurement and settlement of transactions in foreign currencies other than the functional currency.
Foreign currency transaction gains and losses presented within net other income and expense for the three months ended March 31, 2024 were as follows:

	Three months ended March 31,
(in thousands)	2024	2023
Foreign exchange gains/(losses), net	€138	€(305)

Note 3: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

March 31, 2024
(in thousands)	Level 2
Cash equivalents:
Term deposits	€99,518
Investments and other assets:
Term deposits	1,351
Total	€100,869

December 31, 2023
(in thousands)	Level 2
Cash equivalents:
Term deposits	€64,123
Short-term investments:
Term deposits	25,225
Investments and other assets:
Term deposits	1,351
Total	€90,699
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets.
Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the new campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as intangible assets, property and equipment, as well as equity method investments, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 4: Prepaid expenses and other current assets

(in thousands)	March 31, 2024	December 31, 2023
Prepaid advertising	€3,624	€6,429
Other prepaid expenses	4,775	4,393
Assets held for sale	248	—
Other assets	552	210
Total	€9,199	€11,032

Note 5: Property and equipment, net

	March 31, 2024	December 31, 2023
(in thousands)
Building and leasehold improvements	€4,117	€4,117
Capitalized software and software development costs	30,623	30,065
Computer equipment	15,399	15,375
Furniture and fixtures	3,000	2,999
Subtotal	€53,139	€52,556
Less: accumulated depreciation	43,559	42,477
Property and equipment, net	€9,580	€10,079

Note 6: Share-based awards and other equity instruments
Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended March 31,
(in thousands)	2024	2023
Equity classified awards	€1,048	€2,631
Liability classified awards	226	—
Total share-based compensation expense	€1,274	€2,631
Share-based award activity
The following table presents a summary of our share option activity for the three months ended March 31, 2024:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2024	30,917,455	2.25	7	3,074
Granted	1,750,000	0.44
Exercised(1)	868,675	0.06
Cancelled	4,815,160	6.42
Balance as of March 31, 2024	26,983,620	1.51	8	3,025
Exercisable as of March 31, 2024	3,844,645	6.74	18	370
(1) Inclusive of 525,145 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of March 31, 2024:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	18,823,620	1.87	9	2,100
Currently Exercisable	3,844,645	6.74	18	370

The following table presents a summary of our restricted stock unit (RSU) activity for the three months ended March 31, 2024:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2024	2,202,775	1.79	6
Granted	3,983,980	0.47
Vested(1)	700,650	1.90
Cancelled	174,285	1.15
Balance as of March 31, 2024	5,311,820	0.81	7
(1) Inclusive of 332,685 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.

Note 7: Income taxes
Income tax benefit was €2.4 million during the three months ended March 31, 2024, compared to €5.5 million income tax expense in the same period in 2023. The total weighted-average tax rate was 25.6% during the three months ended March 31, 2024, which was mainly driven by the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate during the three months ended March 31, 2024 was 22.2%, compared to 35.6% in the same period in 2023. The difference in effective tax rate during the three months ended March 31, 2024 compared to the same period in 2023 is primarily related to the lower share-based compensation expense recognized in the current year, which is not deductible for tax purposes, and the difference in pre-tax profit and loss position between periods.
The difference between the weighted-average tax rate of 25.6% and the effective tax rate of 22.2% during the three months ended March 31, 2024 is primarily attributable to the share-based compensation expense, which is not deductible for tax purposes.
An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €8.6 million as of March 31, 2024. A liability for these tax benefits is presented under other long-term liabilities in the unaudited condensed consolidated financial statements.

Note 8: Stockholders' equity
Class A and Class B Common Stock
Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. Each Class B share is convertible into one Class A share at any time by the holder. The share premium derived from the conversion is recognized within reserves. As of March 31, 2024, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens. Refer to Note 1: Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of March 31, 2024, had an ownership interest and voting interest of 8.2% and 11.4%, respectively.
As of November 17, 2023, the ratio of the Company's American Depositary Shares ('ADS') program is one ADS to 5 Class A shares.

Note 9: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Three months ended March 31,
(€ thousands, except per share data)	2024	2023
Numerator:
Net income/(loss)	€(8,384)	€9,888

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	348,824	342,228
Diluted	348,824	352,679

Net income/(loss) per share:
Basic	€(0.02)	€0.03
Diluted	(0.02)	0.03
For the three months ended March 31, 2024, diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding share options and RSUs as the inclusion of these instruments would have been anti-dilutive.

Note 10: Commitments and contingencies
Legal proceedings
Two purported class actions have been filed in Ontario, Canada and Israel, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims.
Plaintiffs’ motion for class certification in the Ontario action was denied on November 28, 2022. Plaintiffs have since filed a notice of appeal asking that the motion for class certification be granted. A hearing regarding that appeal took place on November 17, 2023, and a decision rejecting the appeal was announced on March 21, 2024. The plaintiffs filed a motion for leave to appeal on April 4, 2024. A case management hearing in the class action was filed in Israel. The matter remains at a relatively early stage.

Note 11: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions ("EPS"), where EPS powers our platform with a template (Hotels.com for partners). Related-party revenue from

Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €37.0 million for the three months ended March 31, 2024, compared to €40.6 million in the same period in 2023. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 36% of our total revenue for the three months ended March 31, 2024, compared to 37% in the same period in 2023.
For the three months ended March 31, 2024 and 2023, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of March 31, 2024 and December 31, 2023 were €25.8 million and €19.1 million, respectively.
UBIO Limited
Effective January 11, 2024 we entered into a new commercial agreement with our existing partner UBIO Limited to increase the number of directly bookable rates available on our website for an initial term of 12 months. The agreement will extend by subsequent 12 month periods, unless it is terminated by either party with 90 days prior notice at the end of each period. The agreement includes an annual minimum commitment of €1.3 million (GBP 1.1 million).
Our operating expenses related to this partner were €0.3 million for the three months ended March 31, 2024, compared to €0.4 million in the same period 2023.

Note 12: Segment information
Management has identified three reportable segments, which correspond to our three operating segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, impairment of goodwill, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the three months ended March 31, 2024 and 2023. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended March 31, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€43,891	€38,086	€18,210	€—	€100,187
Subscription revenue	—	—	—	579	579
Other revenue	—	—	—	664	664
Total revenue	€43,891	€38,086	€18,210	€1,243	€101,430
Advertising Spend	36,270	33,260	14,553	—	84,083
ROAS contribution	€7,621	€4,826	€3,657	€1,243	€17,347
Costs and expenses:
Cost of revenue, including related party, excluding amortization					3,027
Other selling and marketing, including related party(1)					4,753
Technology and content, including related party					12,544
General and administrative, including related party					8,559
Amortization of intangible assets					23
Operating loss					€(11,559)
Other income/(expense)
Interest expense					(5)
Interest income					869
Other, net					(23)
Total other income/(expense), net					€841
Loss before income taxes					€(10,718)
Benefit for income taxes					(2,381)
Loss before equity method investment					€(8,337)
Loss from equity method investment					(47)
Net loss					€(8,384)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended March 31, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€51,857	€40,535	€16,921	€—	€109,313
Subscription revenue	—	—	—	706	706
Other revenue	—	—	—	1,017	1,017
Total revenue	€51,857	€40,535	€16,921	€1,723	€111,036
Advertising Spend	32,445	22,906	9,622	—	64,973
ROAS contribution	€19,412	€17,629	€7,299	€1,723	€46,063
Costs and expenses:
Cost of revenue, including related party, excluding amortization					3,163
Other selling and marketing, including related party(1)					5,093
Technology and content, including related party					12,461
General and administrative, including related party					10,553
Amortization of intangible assets					33
Operating income					€14,760
Other income/(expense)
Interest expense					(3)
Interest income					960
Other, net					(157)
Total other income/(expense), net					€800
Income before income taxes					€15,560
Expense for income taxes					5,536
Income before equity method investment					€10,024
Loss from equity method investment					(136)
Net income					€9,888
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 13: Subsequent events
After the date of the balance sheet through the date of issuance of these unaudited condensed consolidated financial statements, 445 Class A shares were issued as a result of options exercised and RSUs released.
On April 1, 2024, 2,720,000 market-based and 4,080,000 service-based Class A share options were granted to the new Chief Financial Officer. The market-based awards cliff vest at the end of the performance period on April 1, 2028. The market condition is based upon trivago's volume-weighted average share price that determines the number of shares earned. The service-based options vest annually over three years beginning on April 1, 2025 in equal increments.
Also on April 1, 2024, a modification was made to the options originally granted to the Managing Directors on May 9, 2023 and subsequently modified on November 2, 2023. The strike price for 6,120,000 market-based and 9,180,000 service-based Class A share options was further reduced from the reduction made on November 2, 2023 as a result of the extraordinary dividend paid in 2023. Additionally, there were updates made to the market condition that determines the number of shares earned.